RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: 310-208-1182
Facsimile: 310-208-1154

February 6, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Tia Jenkins Maureen Bauer

RE:
Argenta Systems, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed March 31, 2006
Forms 10-QSB for the quarters ended March 31 and June 30, 2006
Filed May 11 and August 11, 2006
File No. 0-32541

Dear Ms. Jenkins and Ms. Bauer:

We are acting as outside counsel for the above-referenced small business issuer, Argenta Systems, Inc. (“Argenta”). This is to inform you that we are in the process of preparing Argenta’s response to your Office’s letters dated August 18, 2006, and January 29, 2007, addressed to Argenta’s former CEO.

We look forward to working with you to resolve the outstanding issues concerning Argenta. If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours, /s/ Edgar D. Park, Esq.